Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

Christopher Wright, P.Geo.

Wood Canada Limited

111 Dunsmuir St, Unit #400

Vancouver, BC V6B 5W3

Canada

I, Christopher Wright, P.Geo., am employed as a Technical Director with Wood Canada Limited.

This certificate applies to the technical report entitled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” that has an effective date of 8 October, 2021 (the “technical report”).

I am registered as a Professional Geologist in British Columbia (#52476). Professional Geoscientist of The Association of Professional Geoscientists of British Columbia; 52476. I graduated from McGill University with a Bachelor of Science degree in 1997.

I have practiced my profession for 24 years. I have been directly involved in Mineral Resource estimation for base and precious metal deposits for over 20 years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I most recently visited the Oyu Tolgoi Project from 11-21 June 2018.

I am responsible for Sections 1.1 to 1.8, 1.10, 1.11, 1.25, 1.27; Section 2, Sections 3.1, 3.2; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 14; Sections 25.1 to 25.4, 25.6, 25.18; Section 26 and Section 27 of the Technical Report.

I am independent of Entrée Resources Inc. as independence is described by Section 1.5 of NI 43-101.

I have previous involvement with the Project during an 11-month period from August 2017 to June 2018 when I completed extensive work with the South Oyut and Hugo North Mineral Resource and metallurgical databases and block models in the construction of geometallurgical models for these areas.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 21 October, 2021

“signed and sealed”

Christopher Wright, P.Geo.

Wood Canada Limited 111 Dunsmuir St, Unit #400 Vancouver, BC V6B 5W3 Canada www.woodplc.com	Page 1 of 1